FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                    HSBC COMPLETES PAYMENT PROCESSING JV
                           WITH GLOBAL PAYMENTS INC.


Following its announcement on 8 September 2005, The Hongkong and Shanghai Banking Corporation Limited has now completed its formation of a joint venture merchant acquiring business in Asia with Global Payments Inc. The new company will be called Global Payments Asia Pacific Limited.

HSBC has completed the transfer of its credit card merchant acquiring businesses in 10 countries and territories in Asia to the new joint venture. HSBC holds a 44 per cent interest in Global Payments Asia Pacific, while Global Payments Inc. has acquired a 56 per cent stake in the new company following its payment of a consideration of US$67.2 million to HSBC.

Michael Smith, President and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation, said: "We have seen substantial growth in the credit cards business throughout Asia in recent years. We expect this growth to persist as Asia continues to be supported by sturdy economic conditions and rising personal consumption. This joint venture will strengthen our capabilities in the card merchant acquiring business as Global Payments Asia Pacific will benefit from HSBC's strong presence in the region as well as Global Payments Inc.'s technological expertise."

Paul R Garcia, Chairman, President and Chief Executive Officer of Global Payments Inc., said: "We are honoured to have been chosen by HSBC for this important joint venture. Having the ideal partner for payment card processing makes our prospects for success in this dynamic and growing region even more compelling."

Headquartered in Hong Kong, Global Payments Asia Pacific will be headed by its Managing Director, Ian Courtnage, who was previously with HSBC as a senior manager within its card merchant acquiring business. The joint venture will have an initial complement of about 120 employees providing services to an existing base of over 45,000 merchant outlets. Global Payments Asia Pacific's board will comprise three directors from Global Payments Inc. and two from HSBC.

1. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,500 offices in 76 countries and territories and assets of US$1,502 billion at 31 December 2005, is one of the world's largest banking and financial services organisations.

2. Global Payments Inc.
Global Payments Inc. is one of the largest payment processing providers in the world, offering transaction processing products and services that manage, support and speed up the processing of funds and payment information. Global Payments has offices in the US, UK, Europe, Canada and Mexico, and assets totalling over US$980 million at 28 February 2006.

Global Payments is a leading provider of electronic transaction processing services for consumers, merchants, independent sales organisations, financial institutions, government agencies and multinational corporations located throughout the US, Canada, Latin America, Europe and the Asia -Pacific region. Global Payments offers a comprehensive line of processing solutions for credit and debit cards, business-to-business purchasing cards, gift cards, electronic cheque conversion and cheque guarantee, cheque verification and recovery, as well as terminal management. The company also provides consumer money transfer services from the US and Europe to destinations in Latin America, Morocco and the Philippines.








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  25 July, 2006